Exhibit 12

VIACOM INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDEND REQUIREMENTS
(In millions except ratios)

	Three Months Ended March 31,				Twelve Months Ended December 31,
	2004		2003		2003		2002		2001		2000		1999

Earnings (loss) before income taxes	$988.8		$809.4		$2,861.2		$3,734.2		$776.3		$560.6		$780.0
Add:
Share in income of affiliates with guaranteed debt and affiliated companies with guranteed leases	3.0		10.6		37.7		39.7		55.6		48.3		26.4
Interest expense, net of capitalized interest	184.3		193.2		774.9		847.2		968.6		821.8		448.9
Capitalized interest amortized	—		—		—		—		—		2.2		5.7
1/3 of rental expense	103.7		96.0		332.6		317.2		332.5		279.4		200.6

Total Earnings	$1,279.8		$1,109.2		$4,006.4		$4,938.3		$2,133.0		$1,712.3		$1,461.6

Fixed charges:
Interest expense, net of capitalized interest	$184.3		$193.2		$774.9		$847.2		$968.6		$821.8		$448.9
1/3 of rental expense	103.7		96.0		332.6		317.2		332.5		279.4		200.6

Total fixed charges	$288.0		$289.2		$1,107.5		$1,164.4		$1,301.1		$1,101.2		$649.5
Preferred Stock dividend requirements	—		—		—		—		—		—		0.8

Total fixed charges and Preferred Stock dividend requirements	$288.0		$289.2		$1,107.5		$1,164.4		$1,301.1		$1,101.2		$650.3

Ratio of earnings to fixed charges	4.4	x	3.8	x	3.6	x	4.2	x	1.6	x	1.6	x	2.3	x

Ratio of earnings to combined fixed charges and Preferred Stock dividend requirements	4.4	x	3.8	x	3.6	x	4.2	x	1.6	x	1.6	x	2.2	x